Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

陆 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

INCREASE IN SHAREHOLDING BY CONTROLLING SHAREHOLDERS

Reference is made to the announcement jointly published by the Offeror Group (as defined therein) and the Company on October 28, 2024 (the “Announcement”). As disclosed in the Announcement, as of the date of the Announcement, An Ke Technology and Ping An Overseas Holdings held approximately 34.10% and 22.72% of the Shares, respectively. An Ke Technology is a wholly-owned subsidiary of Ping An Financial Technology, which is in turn wholly owned by Ping An Group. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Group.

As further disclosed in the Announcement, Tun Kung held approximately 17.78% of the Shares as of the date of the Announcement. Each of Lanbang and Tongjun held 56.37% and 43.63% of the issued and outstanding share capital of Tun Kung, respectively, as of the date of the Announcement. On December 5, 2024, the Board was informed by An Ke Technology that Lanbang, An Ke Technology and Tun Kung entered into a tri-party agreement, pursuant to which the Tun Kung Offshore Call Option shall be amended to the effect that, instead of purchasing all the shares in Tun Kung held by Lanbang, An Ke Technology may purchase 173,744,733 Shares held by Tun Kung, representing approximately 10.02% of the total Shares, and, in consideration of the foregoing transfer of the Shares, Tun Kung shall repurchase all its shares held by Lanbang. Immediately upon completion of the foregoing exercise of option and transfer of the Shares on December 5, 2024, (i) An Ke Technology, together with Ping An Overseas, in aggregate, hold approximately 66.85% of the Shares, and (ii) Tun Kung holds approximately 7.76% of the Shares.

Based on the information available to the Company and to the best knowledge of the Board, the Company has maintained sufficient public float in compliance with the Rules Governing the Listing of Securities on the Stock Exchange immediately following the share transfer and as of the date of this announcement.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“ADS”	American Depositary Shares, every one representing two Shares

“An Ke Technology”	An Ke Technology Company Limited (安科技術有限公司), a limited liability company incorporated in Hong Kong, directly wholly-owned by Ping An Financial Technology

“Board”	the board of directors of the Company

“Company”	Lufax Holding Ltd (陆金所控股有限公司), a company with limited liability incorporated in the Cayman Islands and listed on the NYSE (NYSE ticker: LU) and the Stock Exchange (stock code: 6623)

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Lanbang”	Lanbang Investment Company Limited

“Ping An Financial Technology”	Shenzhen Ping An Financial Technology Consulting Co. Ltd. (深圳平安金融科技諮詢有限公司), a limited liability company established under the laws of the PRC, wholly-owned by Ping An Group

“Ping An Group”	Ping An Insurance (Group) Company of China, Ltd. (中國平安保 險(集團)股份有限公司), a company established as a joint stock company under the laws of the PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter))

“Ping An Overseas Holdings”	China Ping An Insurance Overseas (Holdings) Limited (中國平 安保險海外(控股)有限公司 ), a company with limited liability incorporated in Hong Kong, directly wholly-owned by Ping An Group

“PRC”	the People’s Republic of China, and for the purposes of this announcement, excluding Hong Kong, the Macao Special Administrative Region of the PRC and the region of Taiwan

“Shares”	the issued and outstanding ordinary shares of the Company (excluding the shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and the shares of the Company issued to the depositary for bulk issuance of the ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the share incentive plans of the Company)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Tongjun”	Tongjun Investment Company Limited

“Tun Kung”	Tun Kung Company Limited

“Tun Kung Offshore Call Option”	an option granted by Lanbang to An Ke Technology to purchase up to 100% of its shares in Tun Kung

By order of the board of directors of
Lufax Holding Ltd
Yong Suk CHO
Chairman of the Board and Chief Executive Officer

Hong Kong, December 5, 2024

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Alston Peiqing ZHU as the executive directors, Mr. Yonglin XIE, Ms. Xin FU, Mr. Shibang GUO and Mr. Hui LIU as the non-executive directors, and Mr. Rusheng YANG, Mr. Weidong LI and Mr. David Xianglin LI as the independent non-executive directors.

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